PROSPECTUS SUPPLEMENT NO. 2	Filed pursuant to Rule 424(b)(7)
(To Prospectus dated May 8, 2006, as supplemented by Supplement No. 1 dated June 13, 2006)	Registration No. 333-129254

$96,600,000

AFFORDABLE RESIDENTIAL COMMUNITIES LP

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

7 1/2% Senior Exchangeable Notes due 2025

and

Shares of Common Stock Issuable Upon Exchange of the Notes

This prospectus supplement no. 2 supplements and amends the prospectus dated May 8, 2006 (as amended by prospectus supplement no. 1 dated June 13, 2006) of Affordable Residential Communities LP, or the Partnership, and Affordable Residential Communities Inc., or ARC, relating to the sale from time to time by certain selling securityholders of the Partnership’s 7½% Senior Exchangeable Notes due 2025, which are referred to in this prospectus supplement as the “Notes”, and the common stock of ARC issuable upon exchange of their Notes.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholders, supplements and amends the information with respect to such selling securityholders in the selling securityholders table in the prospectus.

	Principal Amount of Notes (1)(2)		Number of Shares of Common Stock(1)(2)(3)
Selling Security Holder (1)(4)(5)(6)	Beneficially Owned Prior to the Offering and Offered Hereby	Percentage of Notes Outstanding	Beneficially Owned Prior to the Offering and Offered Hereby	Percentage of ARC Common Outstanding that May Be Sold Hereby
Farallon Capital Partners, L.P.	$7,675,000	7.95	536,338.21	1.23
Farallon Capital Institutional Partners, L.P.	$7,444,500	7.71	520,230.59	1.19
Farallon Capital Institutional Partners II, L.P.	$939,000	0.97	65,618.45	0.15
Farallon Capital Institutional Partners III, LP.	$1,150,500	1.19	80,398.32	0.18
Tinicum Partners, L.P.	$216,000	0.22	15,094.34	0.03
Farallon Capital Offshore Investors II, L.P.	$4,397,000	5.11	307,267.64	0.70
Farallon Capital Offshore Investors, Inc.	$7,678,000	7.95	536,547.85	1.23

(1)             Since the date on which we were provided with the information regarding their Notes and other security ownership in ARC, selling securityholders may have acquired, sold, transferred or otherwise disposed of all or a portion of their Notes or other securities.  Accordingly, the information provided here for any particular securityholder may understate or overstate, as the case may be, such securityholder’s current ownership.

(2)             The aggregate principal amount of Notes outstanding as of the date of this prospectus supplement is $96,600,000, which is the aggregate principal amount of Notes registered pursuant to the registration statement of which the prospectus is a part.  Any such changed information will be set forth in supplements to this registration statement if and when necessary.  For purposes of presenting the number of shares of ARC common stock beneficially owned by holders of Notes, we assume an exchange rate of 69.8812 shares of ARC common stock per each $1,000 principal amount of Notes (the initial exchange rate), which is equivalent to a conversion price of approximately $14.31 per share of ARC common stock, and a cash payment in lieu of the issuance of any fractional share interest.  However, the conversion price is subject to adjustment as described under “Description of Notes—Exchange Rights—Exchange Rate Adjustments”  in the prospectus.

                           As a result, the number of shares of ARC common stock issuable upon exchange of the Notes, and as a consequence, the number of shares beneficially owned by the holders of Notes, may increase or decrease in the future.

(3)             Percentages based on 43,619,218 shares of ARC common stock outstanding as of August 17, 2006, assuming the issuance of all shares attributable to outstanding warrants that may be exercised within 60 days of such date and all shares issuable upon redemption of outstanding common partnership units in the Partnership.

(4)             Each of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P. and Farallon Capital Offshore Investors II, L.P. is referred to collectively as the “Farallon Partnerships” and each of the partnerships has shared voting and dispositive power with respect to the Notes owned by it.  Farallon Partners, L.L.C., the general partner of each of the Farallon Partnerships (“FPLLC”), in its capacity as general partner, may, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), be deemed to be the beneficial owner of all such Notes owned by the Farallon Partnerships and has shared voting and dispositive power with respect to all such Notes.  As manager of Farallon Capital Offshore Investors, Inc. (the “Managed Account”), Farallon Capital Management, L.L.C. (“FCM”), may, for the purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the shares held by the Managed Account.  Each of the following persons, who are managing members of both FPLLC and FCM, in such capacity, may, for the purposes of Rule 13d-3 under the Exchange Act, each be deemed to be the beneficial owner of all such Notes owned by the Farallon Partnerships and the Managed Account: (i) Chun R. Ding, (ii) William F. Duhamel, (iii) Richard B. Fried, (iv) Monica R. Landry, (v) William F. Mellin, (vi) Stephen L. Millham, (vii) Jason E. Moment, (viii) Rajiv A. Patel, (ix) Derek C. Schrier, and (x) Mark C. Wehrly (collectively, the “Farallon Managing Members”).  In addition, Thomas F. Steyer, as senior managing member of FPLLC and FCM (the “Farallon Senior Managing Member”), may, for the purposes of Rule 13d-3 under the Exchange Act, also be deemed to beneficial own the shares held by the Farallon Partnerships and the Managed Account.  Each of FPLLC, FCM, the Farallon Managing Members and the Farallon Senior Managing Member disclaim any beneficial ownership of such Notes.  Each of FPLLC, FCM, the Farallon Managing Members and the Farallon Senior Managing Member disclaim group attribution.

(5)             Each of the Farallon Partnerships and the Managed Account also own the following aggregate principal amount of the Notes which they have acquired in registered transactions from other selling securityholders: (i) Farallon Capital Partners, L.P., $430,000, (ii) Farallon Capital Institutional Partners, L.P., $185,000, (iii) Farallon Capital Institutional Partners II, L.P., $25,000, (iv) Farallon Capital Institutional Partners III, L.P., $15,000, (v) Tinicum Partners, L.P., $10,000, (vi) Farallon Capital Offshore Investors II, L.P., $435,000, and (vii) Farallon Capital Offshore Investors, Inc., $900,000.  Neither these Notes nor the shares of ARC common stock issuable upon exchange of these Notes are being offered hereby by any of the Farallon Partnerships or the Managed Account.

(6)             Each of the Farallon Partnerships and the Managed Account also own the following number of shares of ARC common stock: (i) Farallon Capital Partners, L.P., 1,594,800, (ii) Farallon Capital Institutional Partners, L.P., 1,931,200, (iii) Farallon Capital Institutional Partners II, L.P., 110,500, (iv) Farallon Capital Institutional Partners III, L.P., 136,000, (v) Tinicum Partners, L.P., 50,500, (vi) Farallon Capital Offshore Investors II, L.P., 99,990, and (vii) Farallon Capital Offshore Investors, Inc., 199,010.  None of these shares of ARC common stock are being offered hereby by any of the Farallon Partnerships or the Managed Account.

Investing in the notes and the common stock issuable upon their exchange involves risks.  See “Risk Factors” beginning on page 19 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 24, 2006